Condensed Interim Consolidated Financial Statements

Six Months Ended June 30, 2020

Unaudited - Expressed in Canadian Dollars

NOTICE TO READER

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited condensed consolidated interim financial statements have been prepared by and are the responsibility of the management.

The Company's independent auditor has not performed a review of these financial statements in accordance with the standards established by the Chartered Professional Accountants of Canada for a review of interim financial statements by an entity's auditor.

"Mark Jarvis"

Chief Executive Officer

Giga Metals Corporation
Condensed Interim Consolidated Statements of Financial Position
As at June 30, 2020 and December 31, 2019
(Unaudited - Expressed in Canadian Dollars)

	Notes	June 30, 2020 $	December 31, 2019 $
ASSETS
Current assets
Cash and cash equivalents		105,340	1,640,642
Receivables	3, 15	1,001,367	1,071,018
Prepaid expenses and deposits		82,030	64,365
		1,188,737	2,776,025
Non-current assets
Reclamation deposits		232,000	232,000
Equipment and right of use assets	4	292,206	341,163
Exploration and evaluation assets	5	5,161,870	4,390,312
		5,686,076	4,963,475
TOTAL ASSETS		6,874,813	7,739,500
LIABILITIES
Current liabilities
Trade payables and accrued liabilities	6	245,998	383,785
Lease obligation - short-term	7	81,980	76,070
		327,978	459,855

Non-current liabilities
Lease obligation - long-term	7	174,872	217,394
Loan	8	40,000	-
Asset retirement obligations		200,000	200,000
		414,872	417,394
TOTAL LIABILITIES		742,850	877,249
EQUITY
Share capital	9	55,091,542	55,091,542
Share-based payment reserve	10	7,766,055	7,763,393
Deficit		(56,725,634)	(55,992,684)
TOTAL EQUITY		6,131,963	6,862,251
TOTAL LIABILITIES AND EQUITY		6,874,813	7,739,500

Nature and continuance of operations (Note 1)

Commitments (Note 7, 8 and 9)

Subsequent events (Notes 3, 9 and 15)

APPROVED BY:

DIRECTOR	"MARK JARVIS"	DIRECTOR	"LYLE DAVIS"

See accompanying notes to the condensed interim consolidated financial statements

Giga Metals Corporation
Condensed Interim Consolidated Statements of Comprehensive Loss
For the three and six months ended June 30, 2020 and 2019
Unaudited - Expressed in Canadian Dollars

		Three months ended June 30,		Six months ended June 30,
	Notes	2020 $	2019 $	2020 $	2019 $

Operating expenses
Amortization	5	24,479	25,327	48,957	28,963
Consulting fees		108,063	104,449	262,417	156,666
Corporate communications and investor relations		30,636	100,118	77,027	177,176
Legal, accounting and audit	11	46,878	44,567	102,968	74,181
Management and directors' fees	11	83,648	60,184	167,295	104,821
Office and general		36,413	63,346	70,986	139,204
Travel and accommodation		1,016	8,658	29,790	40,040
Stock-based compensation	9	(3,284)	186,048	2,662	268,257
		327,849	592,697	762,102	989,308
Other items
Interest income		(20,845)	(3,172)	(23,465)	(4,036)
Finance charge on lease	7	8,030	6,630	16,513	6,630
Income from sublease of office	7	(11,157)	(17,982)	(22,200)	(17,982)
Realized loss on sale of marketable securities		-	1,064,477	-	1,339,124
Change in fair value of marketable securities		-	(1,098,405)	-	(2,118,425)
		(23,972)	(48,452)	(29,152)	(794,689)

Loss and comprehensive loss for the period		(303,877)	(544,245)	(732,950)	(194,619)
Loss per share - basic and diluted	9	(0.01)	(0.01)	(0.01)	(0.00)
Weighted average number of shares outstanding - basic and diluted	9	55,494,015	51,267,422	55,494,015	47,244,181

See accompanying notes to the condensed interim consolidated financial statements

Giga Metals Corporation
Condensed Interim Consolidated Statement of Changes in Equity
For the six months ended June 30, 2020 and 2019
Unaudited - Expressed in Canadian Dollars

		Share capital
	Notes	Number of shares #	Amount $	Share-based payment reserve $	Deficit $	Total $

Balance at December 31, 2018		43,149,015	53,870,374	7,255,441	(54,329,010)	6,796,805

Exercise of warrants		11,130,000	1,104,000	-	-	1,104,000
Exercise of options		175,000	21,078	(3,578)	-	17,500
Stock-based compensation		-	-	268,257	-	268,257
Comprehensive loss for the period		-	-	-	(194,619)	(194,619)

Balance at June 30, 2019		54,454,015	54,995,452	7,520,120	(54,523,629)	7,991,943

Exercise of warrants		840,000	72,000	-	-	72,000
Exercise of options		200,000	24,090	(4,090)	-	20,000
Stock-based compensation		-	-	247,363	-	247,363
Comprehensive loss for the period		-	-	-	(1,469,055)	(1,469,055)

Balance at December 31, 2019		55,494,015	55,091,542	7,763,393	(55,992,684)	6,862,251

Stock-based compensation	9	-	-	2,662	-	2,662
Comprehensive loss for the period		-	-	-	(732,950)	(732,950)

Balance at June 30, 2020		55,494,015	55,091,542	7,766,055	(56,725,634)	6,131,963

See accompanying notes to the condensed interim consolidated financial statements

Giga Metals Corporation
Condensed Interim Consolidated Statements of Cash Flows
For the six months ended June 30, 2020 and 2019
Unaudited - Expressed in Canadian Dollars

	2020 $	2019 $
Operating activities
Loss for the period	(732,950)	(194,619)
Adjustments for:
Amortization	48,957	28,963
Stock-based compensation	2,662	268,257
Realized loss on sale of marketable securities	-	1,339,124
Change in fair value of marketable securities	-	(2,118,425)
Changes in non-cash working capital items:
Receivables	116,709	151,431
Prepaid expenses and deposits	(17,665)	86,388
Trade payables and accrued liabilities	117,109	(66,922)
Net cash flows used in operating activities	(465,178)	(505,803)
Investing activities
Expenditures on exploration and evaluation assets	(1,073,512)	(882,020)
Purchase of equipment	-	(1,507)
Net cash flows used in investing activities	(1,073,512)	(883,527)
Financing activities
Proceeds from loan	40,000	-
Proceeds on issuance of common shares	-	1,121,500
Proceeds from the sale of marketable securities, net of costs	-	1,840,656
Principal repayment of lease obligation	(36,612)	(19,635)
Net cash flows from financing activities	3,388	2,942,521
(Decrease) increase in cash and cash equivalents	(1,535,302)	1,553,191
Cash and cash equivalents, beginning	1,640,642	405,849
Cash and cash equivalents, ending	105,340	1,959,040

Cash	105,340	456,278
Cash equivalents	-	1,502,762

Supplemental cash flow information (Note 13)

See accompanying notes to the condensed interim consolidated financial statements

Giga Metals Corporation Notes to the Condensed Interim Consolidated Financial Statements Unaudited - Expressed in Canadian Dollars For the six months ended June 30, 2020 and 2019

1. Nature and continuance of operations

Giga Metals Corporation (the "Company" or "Giga Metals") was incorporated on January 17, 1983, under the laws of the province of British Columbia, Canada, and its principal activity is the acquisition and exploration of mineral properties in Canada. The Company's common shares are listed for trading on the TSX Venture Exchange ("TSXV") under the symbol "GIGA" and the OTCQB under the symbol "HNCKF".

The head office, principal address and records office of the Company are located at 700 West Pender Street, Suite 203, Vancouver, British Columbia, Canada, V6C 1G8. The Company's registered address is 885 West Georgia Street, Suite 800, Vancouver, British Columbia, Canada, V6C 3H1.

These condensed interim consolidated financial statements have been prepared on the assumption that the Company and its subsidiary will continue as a going concern, meaning it will continue in operation for the foreseeable future and will be able to realize assets and discharge liabilities in the ordinary course of operations. As at June 30, 2020, the Company's accrued deficit was $56,725,634, the Company had not advanced its mineral properties to commercial production and the Company has no other source of revenue from its operations. The Company's continuation as a going concern is dependent upon the successful results from its mineral property exploration activities and its ability to attain profitable operations and generate funds there from and/or raise equity capital or borrowings sufficient to meet current and future obligations. Subsequent to June 30, 2020, the Company received cash of $844,816 from the 2018 British Columbia mining exploration tax credit (Notes 3 and 15) and $575,667 from the exercise of warrants.

During the period, there was a global pandemic outbreak of COVID-19.  The actual and threatened spread of the virus globally has had a material adverse effect on the global economy and; specifically, the regional economies in which the Company operates.  The pandemic could continue to have a negative impact on the stock market, including trading prices of the Company's shares and its ability to raise new capital. These factors, among others, could have a significant impact on the Company's operations.  These material uncertainties may cast significant doubt upon the Company's ability to continue as a going concern.

2. Basis of preparation

These condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") applicable to the preparation of interim financial statements, including IAS 34 - Interim Financial Reporting.  These condensed interim consolidated financial statements should be read in conjunction with the annual consolidated financial statements for the year ended December 31, 2019 which have been prepared in accordance with IFRS as issued by the IASB.

In the preparation of these interim condensed consolidated financial statements, the Company has used the same accounting policies and methods of computation as in the annual consolidated financial statements for the year ended December 31, 2019.

The preparation of interim financial statements requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense.  Actual results may differ from these estimates.

References herein to "$" are to the Canadian dollar and "US$" are to the United States dollar.

These condensed interim consolidated financial statements were approved by the Board of Directors on August 25, 2020.

Giga Metals Corporation Notes to the Condensed Interim Consolidated Financial Statements Unaudited - Expressed in Canadian Dollars For the six months ended June 30, 2020 and 2019

3. Receivables

	June 30, 2020 $	December 31, 2019 $

Goods and Service sales tax	10,176	61,021
British Columbia mining exploration tax credits(1)	960,315	1,007,373
Interest receivable and other receivables	30,876	2,624
	1,001,367	1,071,018

(1) Subsequent to June 30, 2020, the Company received the 2018 British Columbia mining exploration tax credit of $844,816.

4. Equipment and right of use assets

	Right of use assets - leases $	Motor Vehicles $	Computer equipment $	Exploration and office equipment $	Total $
Cost:
At December 31, 2019	347,048	45,652	78,294	63,991	534,985
Additions	-	-	-	-	-
At June 30, 2020	347,048	45,652	78,294	63,991	534,985

Depreciation:
At December 31, 2019	65,073	30,366	40,285	58,098	193,822
Charge for the period	43,382	2,293	2,691	591	48,957
At June 30, 2020	108,455	32,659	42,976	58,689	242,779

Net book value:
At December 31, 2019	281,975	15,286	38,009	5,893	341,163
At June 30, 2020	238,593	12,993	35,318	5,302	292,206

Giga Metals Corporation Notes to the Condensed Interim Consolidated Financial Statements Unaudited - Expressed in Canadian Dollars For the six months ended June 30, 2020 and 2019

5. Exploration and evaluation assets

The Company's deferred exploration costs are as follows:

	Balance, December 31,	Change in year	Balance, December 31,	Change in period	Balance, June 30,
	2018 $	2019 $	2019 $	2020 $	2020 $
Mineral property interests	179,500	-	179,500	-	179,500
Assays and testing	2,299,514	40,236	2,339,750	10,867	2,350,617
Claims renewal / staking	471,644	7,555	479,199	-	479,199
Drilling	14,343,279	18,478	14,361,757	-	14,361,757
Environmental studies	1,671,686	143,935	1,815,621	19,787	1,835,408
Exploration data management	955,078	10,142	965,220	9,430	974,650
First Nations	221,024	29,444	250,468	25,476	275,944
Geochemistry	111,066	-	111,066	-	111,066
Geological and engineering services	9,606,491	903,283	10,509,774	391,019	10,900,793
Geophysical services	801,643	-	801,643	-	801,643
Metallurgy	4,124,650	437,133	4,561,783	255,018	4,816,801
Petrographic work	43,957	-	43,957	-	43,957
Project management	106,015	-	106,015	-	106,015
Survey, mapping and camp	2,574,205	196,228	2,770,433	52,330	2,822,763
Transportation	2,877,751	107,190	2,984,941	2,955	2,987,896
Advances	-	71,645	71,645	(42,382)	29,263
Cost recovery	(56,480)	-	(56,480)	-	(56,480)
Asset retirement obligations	-	200,000	200,000	-	200,000
Property impairments	(33,058,924)	-	(33,058,924)	-	(33,058,924)
BC refundable mining exploration tax credits	(3,100,268)	(108,226)	(3,208,494)	47,058	(3,161,436)
Federal non-refundable mining tax credits, net of valuation allowance	(61,185)	-	(61,185)	-	(61,185)
Book value at date of sale of net smelter royalty	(1,777,377)	-	(1,777,377)	-	(1,777,377)
	2,333,269	2,057,043	4,390,312	771,558	5,161,870

The Company has a 100% interest in certain mineral claims, located along the Turnagain River in British Columbia, Canada. One claim is subject to a 4% net smelter return royalty ("NSR"). The Company has the option to purchase all or part of the NSR within four years of commercial production for a price of $1,000,000 per 1% NSR.

Giga Metals Corporation Notes to the Condensed Interim Consolidated Financial Statements Unaudited - Expressed in Canadian Dollars For the six months ended June 30, 2020 and 2019

In July 2018, the Company sold a 2% NSR on all future metal production from the Turnagain Nickel-Cobalt Project.  The Company has the right to repurchase 0.5% of the 2% NSR ("Repurchase Option") for US$20 million, which if exercised would result in a 1.5% remaining NSR.  The one-time Repurchase Option is only exercisable prior to the fifth anniversary of the NSR Agreement.  The purchaser of the NSR has a right of first refusal on any future sale by Giga Metals of a royalty or product stream or similar instrument.

6. Trade payables and accrued liabilities

	June 30, 2020 $	December 31, 2019 $
Trade payables	136,906	235,421
Accrued liabilities	109,092	148,364
	245,998	383,785

7. Lease obligations

The Company entered into an office lease in April 1, 2019 and the Company recognized a lease obligation with respect to the lease.  The terms and the outstanding balances as at June 30, 2020 and December 31, 2019 are as follows:

	June 30, 2020 $	December 31, 2019 $
Right-of-use asset from office lease repayable in monthly instalments of $9,364 and an interest rate of 12.5% per annum and an end date of March 31, 2023	256,851	293,464
Less: current portion	(81,980)	(76,070)
Non-current portion	174,871	217,394

The following is a schedule of the Company's future minimum lease payments related to the office lease obligation:

June 30, 2020 $

2020	53,721
2021	109,227
2022	111,609
2023	28,051
2024	-
Total minimum lease payments	302,608
Less: imputed interest	(45,757)
Total present value of minimum lease payments	256,851
Less: current portion	(81,980)
Non-current portion	174,871

Giga Metals Corporation Notes to the Condensed Interim Consolidated Financial Statements Unaudited - Expressed in Canadian Dollars For the six months ended June 30, 2020 and 2019

The Company subleases part of their office space to other companies.  One sublease with a related party (Note 10) is month to month lease at a rate of $2,346 per month and one sublease is for a period of four years at $1,374 per month.  The total lease income from the subleasing of the office for the six months ended June 30, 2020 was $22,200 (2019 - $17,982).

8. Loan

During the six months ended June 30, 2020, the Company obtained an unsecured $40,000 loan as part of the government's economic response plan to the COVID-19 pandemic. The loan is interest free and is eligible for 25% forgiveness if $30,000 is fully repaid by December 31, 2022.  If not repaid in full by the maturity date, the loan will be converted into a loan at a fixed interest rate of 5% per annum with a maturity date of December 31, 2025.

9. Share capital

Authorized share capital

Unlimited number of common shares without par value.

Issued share capital

At June 30, 2020, there were 55,494,015 issued and fully paid common shares (December 31, 2019 - 55,494,015).

Financings

During the six months ended June 30, 2020 and 2019, the Company did not complete any equity financings.

Basic and diluted loss per share

The calculation of basic and diluted loss per share for the six months ended June 30, 2020 was based on the loss attributable to common shareholders of $732,950 (2019 - $194,619) and the weighted average number of common shares outstanding of 55,494,015 (2019 - 47,244,181).

Diluted loss per share did not include the effect of 5,435,000 stock options and 11,870,000 warrants as the effect would be anti-dilutive.

Stock options

The Company has adopted an incentive stock option plan, which provides that the Board of Directors of the Company may from time to time, in its discretion, and in accordance with the Exchange requirements, grant to directors, officers, employees and technical consultants to the Company, non-transferable stock options to purchase common shares, provided that the number of common shares reserved for issuance will not exceed 10% of the Company's issued and outstanding common shares. Such options will be exercisable for a period of up to 5 years from the date of grant. In connection with the foregoing, the number of common shares reserved for issuance to any one optionee will not exceed five percent (5%) of the issued and outstanding common shares and the number of common shares reserved for issuance to all investor relations and technical consultants will not exceed two percent (2%) of the issued and outstanding common shares. Options may be exercised no later than 90 days following cessation of the optionee's position with the Company or 30 days following cessation of an optionee conducting investor relations activities' position.

Giga Metals Corporation Notes to the Condensed Interim Consolidated Financial Statements Unaudited - Expressed in Canadian Dollars For the six months ended June 30, 2020 and 2019

On exercise, each option allows the holder to purchase one common share of the Company. The changes in options during the six months ended June 30, 2020 and the year ended December 31, 2019 are as follows:

	Six months ended June 30, 2020		Year ended December 31, 2019
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Options outstanding, beginning	5,535,000	$0.34	3,960,000	$0.36
Options granted	-		2,175,000	0.30
Options exercised	-		(375,000)	0.10
Options expired/forfeited	(100,000)	0.30	(225,000)	0.64
Options outstanding, ending	5,435,000	$0.34	5,535,000	$0.34
Options exercisable, ending	5,410,000	$0.34	5,253,750	$0.34

Details of options outstanding as at June 30, 2020 are as follows:

Exercise price	Weighted average contractual life	Number of options outstanding
$0.10	1.00 years	975,000
$0.20	3.84 years	1,000,000
$0.22	2.20 years	100,000
$0.30	4.07 years	150,000
$0.35	3.45 years	860,000
$0.40	2.84 years	775,000
$0.45	4.38 years	400,000
$0.55	2.60 years	500,000
$0.60	2.53 years	600,000
$0.80	2.38 years	75,000
$0.34	2.86 years	5,435,000

Stock-based compensation

During the six months ended June 30, 2020, the Company recorded $2,662 (2019 - $268,257) of stock-based compensation to the statement of comprehensive loss based on the vesting of stock options granted.

Warrants

On exercise, each warrant allows the holder to purchase one common share of the Company. The changes in warrants outstanding during the six months ended June 30, 2020 and the year ended December 31, 2019 are as follows:

Giga Metals Corporation Notes to the Condensed Interim Consolidated Financial Statements Unaudited - Expressed in Canadian Dollars For the six months ended June 30, 2020 and 2019

	Six months ended June 30, 2020		Year ended December 31, 2019
	Number of warrants	Average exercise price	Number of warrants	Average exercise price
Warrants outstanding, beginning	11,870,000	$0.29	23,876,800	$0.20
Warrants issued	-		-
Warrants exercised	-		(11,970,000)	0.10
Warrants expired	-		(36,800)	0.70
Warrants outstanding, ending	11,870,000	$0.29	11,870,000	$0.29

Details of warrants outstanding as at June 30, 2020 are as follows:

Exercise price	Weighted average contractual life	Number of warrants outstanding
$0.08	0.08 years	(1)5,508,333
$0.10	0.75 years	975,000
$0.45	0.32 years	(2)3,375,000
$0.70	0.49 years	2,011,667
$0.29	0.31 years	11,870,000

(1) Subsequent to June 30, 2020, 5,508,333 of these warrants were exercised for proceeds of $440,667.

(2) Subsequent to June 30, 2020, 300,000 of these warrants were exercised for proceeds of $135,000.

10. Share-based payment reserve

The share-based payment reserve records items recognized as stock-based compensation expense and the fair value of agent's warrants until such time that the stock options or warrants are exercised, at which time the corresponding amount will be transferred to share capital.

11. Related party transactions

	Three months ended June 30,		Six months ended June 30,
	2020 $	2019 $	2020 $	2019 $
Accounting fees	10,175	11,250	18,454	17,047
Directors' fees	22,500	19,427	45,000	23,927
Management fees	57,000	37,500	114,000	75,000
Stock-based compensation	-	88,921	-	157,778
	89,675	157,098	177,454	273,752

There was $69,597 owing to related parties at June 30, 2020 (December 31, 2019 - $2,284) included in accounts payable.  The balances owing are unsecured, non-interest bearing, and have no specific terms of repayment.

Giga Metals Corporation Notes to the Condensed Interim Consolidated Financial Statements Unaudited - Expressed in Canadian Dollars For the six months ended June 30, 2020 and 2019

Key management includes the Chief Executive Officer, the Chief Financial Officer and the directors of the Company.  Compensation paid or payable to key management for services during the six months ended June 30, 2020 amounted to $150,454 (2019 - $88,974) for short-term benefits and $nil (2019 - $157,778) for stock-based compensation.

The Company has a month to month office sublease with a company with common directors (Note 7).

12. Financial instruments and financial risk management

The Company is exposed in varying degrees to a variety of financial instrument related risks. The Board of Directors approves and monitors the risk management processes, inclusive of documented investment policies, counterparty limits, and controlling and reporting structures. The type of risk exposure and the way in which such exposure is managed is provided as follows:

Credit risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Company's primary exposure to credit risk is on its cash held in bank accounts. All of the cash is deposited in bank accounts held with one major bank in Canada. Since all of the Company's cash is held by one bank there is a concentration of credit risk. This risk is managed by using major banks that are high credit quality financial institutions as determined by rating agencies. The Company's secondary exposure to risk is on its other receivables. This risk is minimal as receivables consist primarily of refundable government taxes.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company has a planning and budgeting process in place to help determine the funds required to support the Company's normal operating requirements on an ongoing basis. The Company ensures that there are sufficient funds to meet its short-term business requirements, taking into account its anticipated cash flows from operations and its holdings of cash and cash equivalents as well as the timing of British Columbia mining tax credits.

Historically, the Company's sole source of funding has been the issuance of equity securities for cash, primarily through private placements. The Company's access to financing is always uncertain. There can be no assurance of continued access to significant equity funding.

The following is an analysis of the contractual maturities of the Company's non-derivative financial liabilities as at June 30, 2020:

	Within one year	Between one and five years	More than five years
Trade payables and accrued liabilities	$245,998	$-	$-
Lease obligation	81,980	174,872	-
Loan	-	40,000	-
Asset retirement obligations	-	-	200,000
	$327,978	$214,872	$200,000

Giga Metals Corporation Notes to the Condensed Interim Consolidated Financial Statements Unaudited - Expressed in Canadian Dollars For the six months ended June 30, 2020 and 2019

Foreign exchange risk

Foreign currency risk is the risk that the fair values of future cash flows of a financial instrument will fluctuate because they are denominated in currencies that differ from the respective functional currency. The Company has exposure to foreign exchange risk with respect to its cash balances.  As at June 30, 2020, the Company had a nominal amount of cash held in US dollars.

Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company does not have any significant interest rate risk.

Other Price Risk

Other price risk is the risk that the fair value of a financial instrument changes due to market risks other than foreign exchange risk or interest rate risk.  The Company has no exposure to this risk.

Classification of financial instruments

Financial assets included in the statement of financial position are as follows:

	June 30, 2020 $	December 31, 2019 $
Amortized cost:
Interest receivable and other receivables	30,876	860
Reclamation deposits	232,000	232,000
Fair value through profit or loss:
Cash and cash equivalents	105,340	1,640,642
	368,216	1,873,502

Financial liabilities included in the statement of financial position are as follows:

	June 30, 2020 $	December 31, 2019 $
Amortized cost:
Trade payables and accrued liabilities	245,998	383,785
Lease obligation	256,852	293,464
Loan	40,000	-
Asset retirement obligations	200,000	200,000
	742,850	877,249

Fair value

The fair value of the Company's financial assets and liabilities approximates the carrying amount. Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of the fair value hierarchy are:

Giga Metals Corporation Notes to the Condensed Interim Consolidated Financial Statements Unaudited - Expressed in Canadian Dollars For the six months ended June 30, 2020 and 2019
  Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities;
  Level 2 - Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and
  Level 3 - Inputs that are not based on observable market data.

The following is an analysis of the Company's financial assets measured at fair value as at June 30, 2020 and December 31, 2019:

	As at June 30, 2020
	Level 1	Level 2	Level 3
Cash and cash equivalents	$105,340	$-	$-

Total	$105,340	$-	$-

	As at December 31, 2019
	Level 1	Level 2	Level 3
Cash and cash equivalents	$1,640,642	$-	$-

Total	$1,640,642	$-	$-

13. Supplemental cash flow information

Investing and financing activities that do not have a direct impact on current cash flows are excluded from the statements of cash flows.  During the six months ended June 30, 2020, the following transactions were excluded from the statement of cash flows:

a) Exploration and evaluation asset expenditures of $60,701 included in accounts payable and accrued liabilities at June 30, 2020, less expenditures included in accounts payable at December 31, 2019 of $315,597 (net inclusion of $254,896); and,

b) Exploration and evaluation asset recovery of $960,315 included in receivables at June 30, 2020, less amount included in receivables at December 31, 2019 of $1,007,373 (net inclusion of $47,058).

During the six months ended June 30, 2019, the following transactions were excluded from the statement of cash flows:

a) Exploration and evaluation asset expenditures of $99,467 included in accounts payable and accrued liabilities at June 30, 2019, less expenditures included in accounts payable at December 31, 2018 of $216,360 (net inclusion of $116,893); and,

b) Exploration and evaluation asset recovery of $899,147 included in receivables at June 30, 2019 and December 31, 2018.

14. Segmented information

Operating segments

The Company operates in a single reportable operating segment - the acquisition, exploration and development of mineral properties.

Giga Metals Corporation Notes to the Condensed Interim Consolidated Financial Statements Unaudited - Expressed in Canadian Dollars For the six months ended June 30, 2020 and 2019

Geographic segments

All of the Company's assets are located in Canada.

15. Subsequent events

British Columbia mining tax credit

Subsequent to June 30, 2020, the Company received the 2018 British Columbia mining exploration tax credit of $844,816 and interest of $20,495.

Exercise of warrants

Subsequent to June 30, 2020, 5,508,333 warrants at $0.08 per share were exercised for proceeds of $440,667 and 300,000 warrants at $0.45 per share were exercised for proceeds of $135,000.